Exhibit 99.14

FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (formerly, Newton Energy Corporation) (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

February 25, 2021 and February 26, 2021

Item 3.	News Release

News releases dated February 25, 2021 and February 26, 2021 were disseminated via CanadaNewswire. Copies of the news releases have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on February 25, 2021 that it has entered into an agreement with Bloom Burton Securities Inc. (“BBS” or the “Lead Underwriter”) on behalf of a syndicate of underwriters (together with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis 7,692,310 common shares (the “Common Shares”) of the Company at a price of $4.50 per Common Share (the “Issue Price”), for aggregate gross proceeds of $50,000,015.

On February 26, 2021, the Company announced to increase the size of its previously announced $50,000,015 bought deal offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a “bought deal” basis, 12,750,000 Common Shares at a price of $6.50 per Common Share, for aggregate gross proceeds of $82,875,000 (the “Offering”).

Item 5.	Full Description of Material Change

The Company plans to use the net proceeds from the Offering to: (i) fund the FT-104 program into Phase II development and provide a reserve of capital for further pipeline development; (ii) fund the clinic development strategy through to cash flow positive operations; and (iii) add additional growth capital to further expand clinical development team and other opportunistic growth initiatives.

The Offering is scheduled to close on or about March 16, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Canadian Securities Exchange and the securities regulatory authorities.

The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, or to find substituted purchasers for, up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering at the Issue Price to cover over- allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $95,306,250.

The Common Shares will be offered by way of a short form prospectus to be filed in each of the Provinces of Canada, other than Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and by private placement to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed by the Company and BBS, provided that no prospectus filing or comparable obligation arises and the Company does not therefore become subject to continuous disclosure obligations in such jurisdiction.

The Common Shares, have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. The Units may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the 1933 Act) pursuant to exemptions from the registration requirements under rule 144A of the 1933 Act and to “accredited investors” as such term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the 1933 Act. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report

February 26, 2021